Filed by BYTE Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Airship AI Holdings, Inc.

Commission File Number: 333-274464

Airship AI Starts Delivery of $10.9 Million US Government Contracts for Advanced Video and Sensor Management

Agency within the Department of Homeland Security to Utilize Company’s Edge IoT Appliance, Outpost AI

Redmond, WA & New York, NY – December 11, 2023 – Airship AI Holdings, Inc. (“Airship AI”), a leader in video, sensor, and data management surveillance solutions, today announced it has begun delivery of multiple firm fixed price contracts worth $10.9 million, awarded in September 2023 by an agency within the Department of Homeland Security (DHS), for advanced integrated solutions supporting real-time intelligence collection operations along the United States’ borders, leveraging the Company’s edge IoT appliance, Outpost AI.

Outpost AI provides highly efficient edge analytic processing and secure data transmission via a small form factor edge compute device designed to run in the most rugged operational environments. Outpost AI leverages an on-board deep learning accelerator to structure and analyze significant amounts of data at the edge, in real-time, extracting actionable intelligence using a variety of hot-swappable, custom-trained inference engines. Once extracted, the encrypted data is seamlessly streamed to Airship AI’s back-end enterprise management platform Acropolis, for analysis and distribution.

Under the contracts, Outpost AI solutions will be utilized to support real-time intelligence collection operations along the United States’ borders, providing local high-definition recording with user defined low-bit rate video stream encoding, and on-board edge analytic capabilities for advanced object detection and recognition.

“These awards affirm Airship AI’s strategic vision of providing tailored solutions designed to meet exacting and rapidly evolving technical requirements for those on our nation’s front lines,” said Paul Allen, President of Airship AI. “Airship AI remains committed to working alongside those protecting the homeland to ensure they have the solutions they need, when they need them, where they need them.”

“Border security is rapidly modernizing in response to increased threat assessments and activity, with the global border security market size projected to grow to $68.2 billion by 2030, according to Fortune Business Insights. Border surveillance systems, advanced technologies, and other equipment to enhance border protection are being deployed to heighten security and decrease manpower. We believe our differentiated end-to-end solutions that capitalize on the rapidly growing use of AI to create efficiency, increase speed, reduce costs, and improve decision making, will provide long-term growth for Airship AI,” concluded Allen.

On June 27, 2023, Airship AI Holdings, Inc. announced that it will become publicly listed through a merger transaction with BYTE Acquisition Corp. (Nasdaq: BYTS, BYTS.U, BYTS.WS), a publicly traded special purpose acquisition company. The transaction is expected to close in the fourth quarter of 2023, at which point the combined company’s common stock is expected to trade on the Nasdaq under the ticker symbol “AISP”.

To learn more about Airship AI’s enterprise data management solutions and edge AI appliances, visit the Airship AI website and follow Airship AI on LinkedIn.

About Airship AI Holdings, Inc.

Founded in 2006, Airship AI is a U.S. owned and operated technology company headquartered in Redmond, Washington. Airship AI is an AI-driven video, sensor and data management surveillance platform that improves public safety and operational efficiency for public sector and commercial customers by providing predictive analysis of events before they occur and meaningful intelligence to decision makers. Airship AI’s product suite includes Outpost AI edge hardware and software offerings, Acropolis enterprise management software stack, and Command family of visualization tools.

For more information, visit https://airship.ai.

About BYTE Acquisition Corp.

BYTE is a technology-focused blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

This press release is provided for information purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among Airship AI, BYTE and BYTE Merger Sub, Inc., a wholly-owned subsidiary of BYTE, in connection with the transactions contemplated in the business combination agreement. In connection with the Proposed Business Combination, BYTE has filed with the SEC a Registration Statement on Form S-4, which includes the Proxy Statement/Prospectus (as amended from time to time, the “Registration Statement”). A full description of the terms of the Proposed Business Combination is provided in the Registration Statement. BYTE urges investors, shareholders and other interested persons to read the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about BYTE, Airship AI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain a copy of the Proxy Statement/Prospectus, without charge, by directing a request to: BYTE Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022. The definitive Proxy Statement/Prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

BYTE and Airship AI and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination described herein under the rules of the SEC. Information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination is included in the Proxy Statement/Prospectus. You may obtain free copies of these documents as described above.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Proposed Business Combination and the projected future financial performance of Airship AI following the Proposed Business Combination; (3) changes in the market for Airship AI’s services and technology, expansion plans and opportunities; (4) Airship AI’s unit economics; (5) the sources and uses of cash in connection with the Proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the Proposed Business Combination; (7) the projected technological developments of Airship AI; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by BYTE’s public shareholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; (13) the failure to achieve the minimum cash at closing requirements; (14) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; and (15) expectations related to the terms and timing of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BYTE’s and Airship AI’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BYTE and Airship AI. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement and the other documents that BYTE has filed, or will file, with the SEC relating to the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither BYTE nor Airship AI presently know or that BYTE and Airship AI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect BYTE’s and Airship AI’s expectations, plans or forecasts of future events and views as of the date of this press release. BYTE and Airship AI anticipate that subsequent events and developments will cause BYTE’s and Airship AI’s assessments to change. However, while BYTE and Airship AI may elect to update these forward-looking statements at some point in the future, BYTE and Airship AI specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing BYTE’s and Airship AI’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Sam Gloor
CEO & CFO
BYTE Acquisition Corp.
sam.gloor@bytespac.com
+1 (917) 969-9250

Airship AI Investor Contact:

Chris Tyson/Larry Holub

MZ North America

949-491-8235

AISP@mzgroup.us

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